Exhibit 99.1

STEALTHGAS INC. REPORTS RECORD FIRST QUARTER 2023 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 24, 2023. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•

Entered into a number of medium to long term charters increasing forward coverage. About 80% of fleet days are secured on period charters for the remainder of 2023, with total fleet employment days for all subsequent periods generating approximately $115 million (excl. JV vessels) in contracted revenues.

•

During Q1 23’, two of the three vessels previously announced as being sold were delivered to their buyers, and the third one was delivered in April 2023. In addition, one medium gas carrier, the Eco Evoluzione, was sold at a profit of $13.9 million by one of the joint ventures to a third party and delivered to the buyers in March 2023.

•

Recently entered into sale agreements for four vessels in the fleet, the Eco Czar, the Eco Nemesis, the Eco Texiana and the Eco Enigma. All vessels were sold at a profit and the sale will be reflected in the second and third quarter results depending on the timing of the delivery of the vessels.

•	Reduced debt by $31.7 million from $277.1 million as of December 31, 2022, net of deferred finance charges, to $245.4 million as of March 31, 2023.

•	Revenues at $38.1 million for Q1 23’ despite having reduced the number of vessels in the fleet from 35 vessels at the end of Q1 22’ to 32 vessels at the end of Q1 23’.

•

Modest increase of $0.6 million (or 2.2%) in total expenses from Q1 22’ to Q1 23’ resulting in improved income from operations of $9.7 million for Q1 23’, an increase of $1.5 million (or 18.3%) compared $8.2 million for Q1 22’.

•	Net Income of $16.8 million for Q1 23’ corresponding to an EPS of $0.44, the highest quarterly profits of the last decade, and an increase of 121% compared to Q1 22’.

First Quarter 2023 Results:

•

Revenues for the three months ended March 31, 2023 amounted to $38.1 million compared to revenues of $35.9 million for the three months ended March 31, 2022 while the fleet over the corresponding periods was reduced from 35 vessels at the end of Q1 22’ to 32 vessels at the end of Q1 23’. The vessels remaining in the fleet earned higher revenues compared to the same period in the prior year due to improved market conditions.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2023 were $4.0 million and $14.5 million, respectively, compared to $4.2 million and $12.9 million, respectively, for the three months ended March 31, 2022. While voyage expenses were relatively stable despite a decrease in spot market days, there was a $1.6 million increase in vessels’ operating expenses compared to the same period of 2022 mainly due to an increase in crew expenses.

•

Drydocking costs for the three months ended March 31, 2023 and 2022 were $1.1 million and $0.4 million, respectively. Drydocking expenses during the first quarter of 2023 mainly relate to the drydocking of one vessel and preparation of others.

•	Depreciation for the three months ended March 31, 2023 and 2022 was $6.6 million and $7.0 million, respectively, due to the lower average number of vessels owned in 2023.

•	Impairment loss for the three months ended March 31, 2023 was $0.1 million, while the impairment loss for the same period of last year of $0.5 million was related to the sale of one LPG carrier.

•

Interest and finance costs for the three months ended March 31, 2023 and 2022 were $2.6 million and $2.4 million, respectively. The $0.2 million increase from the same period of last year is very modest when considering the interest rate rises over the period because included in the $2.5 million were profits from the unwinding of two interest rate swaps that were terminated before their maturity when the corresponding loan was repaid.

•

Interest income for the three months ended March 31, 2023 and 2022 was $1.0 million and $0.01 million, respectively. The increase is attributed to increases in interest rates over the corresponding period.

•

Equity earnings in joint ventures for the three months ended March 31, 2023 and 2022, was a gain of $8.8 million and $1.7 million, respectively. The $7.1 million increase from the same period of last year is mainly due to the profitable sale of a vessel during the first quarter of 2023 by one of the joint ventures.

•

As a result of the above, for the three months ended March 31, 2023, the Company reported net income of $16.8 million, compared to a net income of $7.6 million for the three months ended March 31, 2022, an increase of 121%. The weighted average number of shares outstanding for the three months ended March 31, 2023 and 2022 was 38.0 million and 37.9 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended March 31, 2023 amounted to $0.44 compared to earnings per share of $0.20 for the same period of last year and increase of 120%.

•

Adjusted net income was $17.3 million corresponding to an Adjusted EPS of $0.45 for the three months ended March 31, 2023 compared to Adjusted net income of $8.8 million corresponding to an Adjusted EPS of $0.23 for the same period of last year, an increase of 97%.

•

EBITDA for the three months ended March 31, 2023 amounted to $25.0 million. An average of 32.3 vessels were owned by the Company during the three months ended March 31, 2023 compared to 36.5 vessels for the same period of 2022.

•	As of March 31, 2023, cash and cash equivalents and short term investments amounted to $92.6 million and total debt amounted to $245.4 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A three years time charter for its 2009 built LPG carrier Gas Exelero, until Apr 2026.

•	A fourteen months time charter for its 2014 built LPG carrier Eco Stream, until Jun 2024.

•	A twelve months time charter for its 2006 built LPG carrier Eco Royalty, until Feb 2024.

•	A twelve months time charter extension for its 2006 built LPG carrier Gas Alice, until Jul 2024.

•	A twelve months time charter extension for its 2018 built LPG carrier Eco Ice, until Oct 2024.

•	A six months time charter extension for its 2015 built LPG carrier Eco Alice, until Sep 2023.

•	A six months time charter extension for its 2009 built LPG carrier Gas Astrid, until Sep 2023.

•	A six months time charter for its 2016 built LPG carrier Eco Nical, until Oct 2023.

•	A five months time charter for its 2011 built LPG carrier Gas Elixir, until Aug 2023.

As of May 2023, the Company has total contracted revenues of approximately $115 million.

For the remainder of the year 2023, the Company has about 80% of fleet days secured under period contracts, with contracted revenues of approximately $70 million.

In addition, the following chartering arrangements were concluded for the joint venture vessels:

•

A twelve months time charter for the 2008 built LPG carrier the Eco Ethereal, until Apr 2024 with an option for the charterer to extend for an additional twelve months and a purchase option which if not exercised the joint venture has a sell option.

During March 2023, the joint-venture sold and delivered the 2010 built Eco Evoluzione to a third party. For Q1 23’ the joint venture recognized a gain of $13.9 million from the sale, with the Company’s share, amounting to $7.1 million, being included in the equity earnings in joint ventures. The proceeds from the sale, together with retained earnings were distributed to the joint venture partners in April 2023. The Company received $19.2 million in this distribution which will be reflected in its Q2 23’ cashflow results.

The Company also announced the sale of four vessels, the 2015 built Eco Czar, Eco Nemesis, and Eco Enigma and the 2020 built Eco Texiana to third parties. The deliveries of the vessels are expected to be concluded between May and July. All vessels were sold at a profit that the Company will recognize, as well as the sale proceeds to be reflected in the cashflow results, during the respective quarter of each vessel’s delivery.

CEO Harry Vafias Commented

We are reaping the fruits of the favourable market conditions and our sound business strategy and execution. After having reported in the previous quarter record annual profits, it is with great pleasure that we announce this time the highest quarterly profit in at least the last decade. The laudable bottom line results were driven by two factors, the strong performance and revenue generation from our existing fleet and the returns we realised from the investments in our joint ventures following the sale of one vessel. The profitable sale of four vessels that we announced today will further boost our future results. We are taking the opportunity to divest assets in a rising market and will continue to diversify the fleet with the timely addition of bigger sized vessels. At the same time we are renewing our efforts to contain our cost base and will make use of our liquidity to deleverage in a rising interest rate environment and return value back to our shareholders via a $15 million share buyback. We expect these steps will solidify the company’s future, while at the same time we remain positive for the medium term outlook of the LPG shipping market.

Conference Call details:

On May 24, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BI5c9637ad405a415e879c6058e59ec56f

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 37 LPG carriers, including five Joint Venture vessels in the water, and three 40,000 cbm newbuilding Medium Gas Carriers (one owned through Joint Venture) to be delivered by the end of Q1 2024. These LPG vessels have a total capacity of 417,841 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2022 and March 31, 2023.

FLEET DATA	Q1 2022	Q1 2023
Average number of vessels (1)	36.49	32.26
Period end number of owned vessels in fleet	35	32
Total calendar days for fleet (2)	3,284	2,903
Total voyage days for fleet (3)	3,250	2,871
Fleet utilization (4)	99.0%	98.9%
Total charter days for fleet (5)	2,851	2,625
Total spot market days for fleet (6)	399	246
Fleet operational utilization (7)	92.7%	97.3%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2022	2023
Net Income - Adjusted Net Income
Net income	7,600,253	16,816,191
Plus (gain)/loss on derivatives	(16,787)	62,314
Plus swap interest received	—	193,318
Plus loss on sale of vessels, net	409,206	23,354
Plus impairment loss	529,532	57,319
Plus share based compensation	251,009	175,569
Adjusted Net Income	8,773,213	17,328,065
Net income – EBITDA
Net income	7,600,253	16,816,191
Plus interest and finance costs	2,361,504	2,622,686
Less interest income	(7,890)	(1,040,944)
Plus depreciation	7,020,783	6,578,366
EBITDA	16,974,650	24,976,299
Net income - Adjusted EBITDA
Net income	7,600,253	16,816,191
Plus (gain)/loss on derivatives	(16,787)	62,314
Plus loss on sale of vessels, net	409,206	23,354
Plus impairment loss	529,532	57,319
Plus share based compensation	251,009	175,569
Plus interest and finance costs	2,361,504	2,622,686
Less interest income	(7,890)	(1,040,944)
Plus depreciation	7,020,783	6,578,366
Adjusted EBITDA	18,147,610	25,294,855
EPS - Adjusted EPS
Net income	7,600,253	16,816,191
Adjusted net income	8,773,213	17,328,065
Weighted average number of shares	37,858,437	38,030,309
EPS - Basic and Diluted	0.20	0.44
Adjusted EPS	0.23	0.45

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2022	2023
Revenues
Revenues	35,871,121	38,062,170
Expenses
Voyage expenses	3,791,213	3,518,691
Voyage expenses - related party	440,014	473,682
Vessels’ operating expenses	12,641,230	14,288,781
Vessels’ operating expenses - related party	236,950	257,500
Drydocking costs	383,535	1,090,042
Management fees - related party	1,284,920	1,234,120
General and administrative expenses	941,531	808,929
Depreciation	7,020,783	6,578,366
Impairment loss	529,532	57,319
Net loss on sale of vessels	409,206	23,354

Total expenses	27,678,914	28,330,784

Income from operations	8,192,207	9,731,386

Other (expenses)/income
Interest and finance costs	(2,361,504)	(2,622,686)
Gain/(loss) on derivatives	16,787	(62,314)
Interest income	7,890	1,040,944
Foreign exchange gain/(loss)	32,017	(104,326)

Other expenses, net	(2,304,810)	(1,748,382)

Income before equity in earnings of investees	5,887,397	7,983,004
Equity earnings in joint ventures	1,712,856	8,833,187

Net Income	7,600,253	16,816,191

Earnings per share
- Basic & Diluted	0.20	0.44

Weighted average number of shares
-Basic & Diluted	37,858,437	38,030,309

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	55,770,823	69,827,552
Short term investments	26,500,000	11,500,000
Trade and other receivables	4,630,536	2,922,787
Other current assets	270,514	87,215
Claims receivable	182,141	55,475
Inventories	3,064,011	2,653,209
Advances and prepayments	681,413	700,917
Restricted cash	2,519,601	1,802,116
Assets held for sale	11,107,182	2,189,954
Fair value of derivatives	—	203,026

Total current assets	104,726,221	91,942,251

Non current assets
Advances for vessel acquisitions	23,400,000	23,400,000
Operating lease right-of-use assets	—	171,715
Vessels, net	628,478,453	619,828,569
Other receivables	162,872	70,814
Restricted cash	10,864,520	9,439,679
Investments in joint ventures	46,632,720	55,465,907
Deferred finance charges	165,666	270,666
Fair value of derivatives	7,102,855	3,921,455

Total non current assets	716,807,086	712,568,805

Total assets	821,533,307	804,511,056

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	2,476,663	2,264,630
Trade accounts payable	11,838,243	13,826,888
Accrued liabilities	6,932,992	5,792,008
Operating lease liabilities	—	96,063
Deferred income	5,234,978	4,702,270
Current portion of long-term debt	30,083,806	26,586,138

Total current liabilities	56,557,682	53,267,997

Non current liabilities
Operating lease liabilities	—	75,652
Deferred income	21,451	8,912
Long-term debt	247,028,823	218,834,103

Total non current liabilities	247,050,274	218,918,667

Total liabilities	303,607,956	272,186,664

Commitments and contingencies
Stockholders’ equity
Capital stock	435,274	438,114
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	443,620,122	443,792,851
Retained earnings	94,056,852	110,873,043
Accumulated other comprehensive income	5,186,483	2,593,764

Total stockholders’ equity	517,925,351	532,324,392

Total liabilities and stockholders’ equity	821,533,307	804,511,056

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2022	2023
Cash flows from operating activities
Net income for the period	7,600,253	16,816,191
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,020,783	6,578,366
Amortization of deferred finance charges	372,604	329,383
Amortization of operating lease right-of-use assets	21,858	23,189
Share based compensation	251,009	175,569
Change in fair value of derivatives	(16,787)	385,655
Equity earnings in joint ventures	(1,712,856)	(8,833,187)
Dividends received from joint ventures	1,020,000	—
Impairment loss	529,532	57,319
Loss on sale of vessels	409,206	23,354
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,275,619)	1,799,807
Other current assets	131,216	183,299
Inventories	(1,272,568)	762,634
Changes in operating lease liabilities	(21,858)	(23,189)
Advances and prepayments	(374,972)	(19,504)
Increase/(decrease) in
Balances with related parties	4,197,449	(214,731)
Trade accounts payable	1,623,346	2,060,374
Accrued liabilities	156,536	118,849
Deferred income	(715,371)	(545,247)

Net cash provided by operating activities	16,943,761	19,678,131

Cash flows from investing activities
Insurance proceeds	—	126,666
Proceeds from sale of vessels, net	21,603,234	9,416,242
Acquisition of vessels and improvement of vessels	(267,719)	(71,729)
Maturity in short term investments	—	15,000,000

Net cash provided by investing activities	21,335,515	24,471,179

Cash flows from financing activities
Deferred finance charges paid	(534,600)	(215,833)
Advances from joint ventures	—	2,698
Loan repayments	(60,439,761)	(32,021,772)
Proceeds from long-term debt	59,400,000	—

Net cash used in financing activities	(1,574,361)	(32,234,907)

Net increase in cash, cash equivalents and restricted cash	36,704,915	11,914,403
Cash, cash equivalents and restricted cash at beginning of year	45,700,537	69,154,944

Cash, cash equivalents and restricted cash at end of period	82,405,452	81,069,347

Cash breakdown
Cash and cash equivalents	70,374,971	69,827,552
Restricted cash, current	2,058,149	1,802,116
Restricted cash, non current	9,972,332	9,439,679

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	82,405,452	81,069,347